UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D. C.  20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 1)
                   RECOVERY ENGINEERING, INC.
 --------------------------------------------------------------
                        (Name of Issuer)

            COMMON STOCK, PAR VALUE $0.01 PER SHARE
 --------------------------------------------------------------
                 (Title of Class of Securities)

                             756269106
                  ------------------------------------
                           (CUSIP Number)


                    DAVID J. GREENWALD, ESQ.
                      GOLDMAN, SACHS & CO.
                        85 BROAD STREET
                      NEW YORK, NY  10004
                         (212) 902-1000
---------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                          MARCH 31, 1997
                ----------------------------------
     (Date of Event which Requires Filing of this Statement)



If  the  filing  person  has previously filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].


                          SCHEDULE 13D
  CUSIP No.   756269106                             Page 2 of 52

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Goldman, Sachs & Co.

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[ ]
                                                             (b)[ ]
   3   SEC USE ONLY

   4   SOURCE OF FUNDS

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [X]
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

    NUMBER OF    7  SOLE VOTING POWER
     SHARES           0

  BENEFICIALLY   8  SHARED VOTING POWER
    OWNED BY          1,010,101

      EACH       9  SOLE DISPOSITIVE POWER
    REPORTING	      0
     PERSON
      WITH       10 SHARED DISPOSITIVE POWER
                      1,010,101

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,010,101

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
       CERTAIN SHARES

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.9%

  14   TYPE OF REPORTING PERSON
         BD-PN-IA


                           SCHEDULE 13D
 CUSIP No.   756269106                             Page 3 of 52

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The Goldman Sachs Group, L.P.

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[ ]
                                                             (b)[ ]
   3   SEC USE ONLY

   4   SOURCE OF FUNDS

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

    NUMBER OF    7   SOLE VOTING POWER
      SHARES           1,000

   BENEFICIALLY  8   SHARED VOTING POWER
     OWNED BY          1,010,101

       EACH      9   SOLE DISPOSITIVE POWER
    REPORTING	       1,000
      PERSON
       WITH      10  SHARED DISPOSITIVE POWER
                       1,010,101

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,011,101

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
       CERTAIN SHARES

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.9%

  14   TYPE OF REPORTING PERSON
         HC-PN


                           SCHEDULE 13D
 CUSIP No.   756269106                             Page 4 of 52

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         GS Capital Partners II, L.P.

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[ ]
                                                             (b)[ ]
   3   SEC USE ONLY

   4   SOURCE OF FUNDS
         WC

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

    NUMBER OF    7  SOLE VOTING POWER
     SHARES           0

  BENEFICIALLY   8  SHARED VOTING POWER
    OWNED BY          633,767

      EACH       9  SOLE DISPOSITIVE POWER
    REPORTING 	      0
     PERSON
      WITH       10 SHARED DISPOSITIVE POWER
                    633,767

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         633,767

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
       CERTAIN SHARES

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.8%

  14   TYPE OF REPORTING PERSON
         PN


                           SCHEDULE 13D
 CUSIP No.   756269106                             Page 5 of 52

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         GS Capital Partners II Offshore, L.P.

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[ ]
                                                             (b)[ ]
   3   SEC USE ONLY

   4   SOURCE OF FUNDS
         WC

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

    NUMBER OF     7   SOLE VOTING POWER
      SHARES            0

   BENEFICIALLY   8   SHARED VOTING POWER
     OWNED BY           251,948

       EACH       9   SOLE DISPOSITIVE POWER
    REPORTING		0
      PERSON
       WITH       10  SHARED DISPOSITIVE POWER
                        251,948

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
         251,948

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
       CERTAIN SHARES

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.5%

  14   TYPE OF REPORTING PERSON
         PN


                          SCHEDULE 13D
  CUSIP No.   756269106                             Page 6 of 52

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         GS Capital Partners II (Germany) Civil Law Partnership
         (within limitation of liability)

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[ ]
                                                             (b)[ ]
   3   SEC USE ONLY

   4   SOURCE OF FUNDS
         WC

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Germany

    NUMBER OF    7  SOLE VOTING POWER
     SHARES           0

  BENEFICIALLY   8  SHARED VOTING POWER
    OWNED BY          23,376

      EACH       9  SOLE DISPOSITIVE POWER
    REPORTING	      0
     PERSON
      WITH       10 SHARED DISPOSITIVE POWER
                    23,376

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         23,376

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
       CERTAIN SHARES

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.5%

  14   TYPE OF REPORTING PERSON
         PN


                          SCHEDULE 13D
  CUSIP No.   756269106                             Page 7 of 52

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         GS Advisors, L.P.

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[ ]
                                                             (b)[ ]
   3   SEC USE ONLY

   4   SOURCE OF FUNDS
         AF

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

    NUMBER OF    7  SOLE VOTING POWER
     SHARES           0

  BENEFICIALLY   8  SHARED VOTING POWER
    OWNED BY          633,767

      EACH       9  SOLE DISPOSITIVE POWER
    REPORTING	      0
     PERSON
      WITH       10 SHARED DISPOSITIVE POWER
                      633,767

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
         633,767

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
       CERTAIN SHARES

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.8%

  14   TYPE OF REPORTING PERSON
         PN


                          SCHEDULE 13D
  CUSIP No.   756269106                             Page 8 of 52

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         GS Advisors II (Cayman), L.P.

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[ ]
                                                             (b)[ ]
   3   SEC USE ONLY

   4   SOURCE OF FUNDS
         AF

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

    NUMBER OF    7  SOLE VOTING POWER
     SHARES           0

  BENEFICIALLY   8  SHARED VOTING POWER
    OWNED BY          251,948

      EACH       9  SOLE DISPOSITIVE POWER
    REPORTING	      0
     PERSON
      WITH       10 SHARED DISPOSITIVE POWER
                    251,948

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
         251,948

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
       CERTAIN SHARES

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.5%

  14   TYPE OF REPORTING PERSON
         PN


                          SCHEDULE 13D
  CUSIP No.   756269106                             Page 9 of 52

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Goldman, Sachs & Co. oHG

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[ ]
                                                             (b)[ ]
   3   SEC USE ONLY

   4   SOURCE OF FUNDS
         AF

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Germany

    NUMBER OF    7  SOLE VOTING POWER
     SHARES           0

  BENEFICIALLY   8  SHARED VOTING POWER
    OWNED BY          23,376

      EACH       9  SOLE DISPOSITIVE POWER
    REPORTING	      0
     PERSON
      WITH       10 SHARED DISPOSITIVE POWER
                    23,376

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
         23,376

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
       CERTAIN SHARES

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.5%

  14   TYPE OF REPORTING PERSON
         PN


                          SCHEDULE 13D
  CUSIP No.   756269106                             Page 10 of 52

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Stone Street Fund 1996, L.P.

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[ ]
                                                             (b)[ ]
   3   SEC USE ONLY

   4   SOURCE OF FUNDS
         WC

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

    NUMBER OF    7  SOLE VOTING POWER
     SHARES           0

  BENEFICIALLY   8  SHARED VOTING POWER
    OWNED BY          60,191

      EACH       9  SOLE DISPOSITIVE POWER
    REPORTING	      0
     PERSON
      WITH       10 SHARED DISPOSITIVE POWER
                      60,191

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
         60,191

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
       CERTAIN SHARES

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.4%

  14   TYPE OF REPORTING PERSON
         PN


                          SCHEDULE 13D
  CUSIP No.   756269106                             Page 11 of 52

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Bridge Street Fund 1996, L.P.

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[ ]
                                                             (b)[ ]
   3   SEC USE ONLY

   4   SOURCE OF FUNDS
         WC

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

    NUMBER OF    7  SOLE VOTING POWER
     SHARES           0

  BENEFICIALLY   8  SHARED VOTING POWER
    OWNED BY          40,819

      EACH       9  SOLE DISPOSITIVE POWER
    REPORTING	      0
     PERSON
      WITH       10 SHARED DISPOSITIVE POWER
                      40,819

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
         40,819

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
       CERTAIN SHARES

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.9%

  14   TYPE OF REPORTING PERSON
         PN


                          SCHEDULE 13D
  CUSIP No.   756269106                             Page 12 of 52

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Stone Street Empire Corp.

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[ ]
                                                             (b)[ ]
   3   SEC USE ONLY

   4   SOURCE OF FUNDS
	 AF

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

    NUMBER OF    7  SOLE VOTING POWER
     SHARES           0

  BENEFICIALLY   8  SHARED VOTING POWER
    OWNED BY          101,010

      EACH       9  SOLE DISPOSITIVE POWER
    REPORTING	      0
     PERSON
      WITH       10 SHARED DISPOSITIVE POWER
                      101,010

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
         101,010

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
       CERTAIN SHARES

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.3%

  14   TYPE OF REPORTING PERSON
         CO


          This Amendment No. 1 (this "Amendment No. 1") is being filed by GS Capital Partners II, L.P. ("GSCP"), GS Capital
Partners II Offshore, L.P. ("GSCP II Offshore"), GS Capital Partners II (Germany) Civil Law Partnership (with limitation of liability) ("GSCP II Germany," and together with GSCP and GSCP II Offshore, "GSCP II"), GS Advisors, L.P. ("GS Advisors"),
GS Advisors II (Cayman), L.P. ("GS Advisors Cayman"), Goldman, Sachs & Co. oHG ("GS oHG"), Stone Street Fund 1996, L.P. ("Stone Street"), Bridge Street Fund 1996, L.P. ("Bridge Street," and together with Stone Street, the "Stone/Bridge Funds"), Stone
Street Empire Corp. ("Empire Corp."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group," and together with GSCP, GSCP II Offshore, GSCP II Germany, GS Advisors, GS Advisors Cayman, GS oHG, Stone Street, Bridge Street, Empire Corp. and Goldman Sachs, the "Filing Persons")<FN1> to amend and supplement the Statement on Schedule 13D (the "Original
Schedule 13D") filed by the Filing Persons on July 29, 1996 in respect of the Common Stock, par value $0.01 per share (the "Common Stock"), of Recovery Engineering, Inc., a Minnesota corporation (the "Company"). This Amendment No. 1 is being filed primarily to report certin amendments to the Purchase Agreement. Capitalized terms used but not defined herein shall have the respective meanings given to them in the Original Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND

          Item 2 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

          As of April 7, 1997, (a) Goldman Sachs may be deemed to own beneficially 1,010,101 shares of Common Stock, in the aggregate, by reason of the ownership by GSCP II and the Stone/Bridge Funds (collectively, the "Limited Partnerships") of the Notes, which are convertible into 1,010,101 shares of Common Stock, in the aggregate, and (b) GS Group may be deemed to own beneficially 1,011,101 shares of Common Stock, in the aggregate, by reason of the ownership by the Limited Partnerships of the Notes and by reason of Mr. Sanjay H. Patel, a Managing Director of Goldman Sachs, holding for the benefit of GS Group an option (received by him in his capacity as a director of the Company) to purchase 1,000 shares of Common Stock (the "Director Option"). Goldman Sachs and GS Group each disclaim beneficial ownership of shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates.

<FN1>     Neither the Original Schedule 13D, this Amendment No. 1
          nor anything contained therein or herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than
          Section 13(d) of the Securities Exchange Act of 1934, as amended.

          Each of GSCP, a Delaware limited partnership, GSCP II Offshore, a Cayman Islands exempted limited partnership, and GSCP II Germany, a German civil law partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. Stone Street and Bridge Street, each a Delaware limited partnership, were formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions and in other financial instruments. GS Advisors, a Delaware limited partnership, is the sole general partner of GSCP. GS Advisors Cayman, a Cayman Islands exempted limited partnership, is the sole general partner of GSCP II Offshore.
GS oHG is the sole managing partner of GSCP II Germany. Empire Corp., a Delaware corporation and a wholly owned subsidiary of
GS Group, is the sole general partner of Stone Street and
the sole managing general partner of Bridge Street. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs also serves as the investment manager for GSCP II. GS Group, one of the general partners of
Goldman Sachs, owns a 99% interest in Goldman Sachs.   GS Group
is a Delaware limited partnership and a holding partnership that engages (directly or indirectly through subsidiaries or affiliated companies or both) in the business of buying and selling securities, both foreign and domestic, and in making investments on behalf of its partners. The other general partner of Goldman Sachs is the Goldman, Sachs & Co. L.L.C., a Delaware limited liability company ("GS L.L.C."), which is a wholly owned subsidiary of GS Group and The Goldman Sachs Corporation, a Delaware corporation ("GS Corp."). GS Corp. is the sole general partner of the GS Group.

          The principal business address of each of Goldman Sachs, GS Group, GS Corp., GS L.L.C., GSCP, Stone Street, Bridge Street, Empire Corp. and GS Advisors is 85 Broad Street, New York, New York 10004. The principal business address of each of GSCP II Offshore and GS Advisors Cayman is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address of each of GSCP II Germany and GS oHG is Messeturm Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Germany.

          The name, business address, present principal occupation or employment and citizenship of each director and of each member of the executive committee of GS Corp. and GS L.L.C. and of each member of the executive committee of GS Group and Goldman Sachs are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GS Advisors, Inc. and GS Advisors II, Inc., each a Delaware corporation that serves as the sole general partner of GS Advisors and GS Advisors Cayman, respectively, are set forth in Schedules II-A-i and II-A-ii hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and each executive officer of Empire Corp., which is the managing general partner of Bridge Street and the sole general partner of Stone Street are set forth on
Schedule II-A-iii and incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH, which is the sole managing general partner of GS oHG, are set forth in Schedule II-B herein and are incorporated herein by reference.

          During the last five years, neither the Filing Persons nor, to the knowledge of each of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-A-iii or II-B hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, (ii) except as set forth in Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	  Item 3 of the Original Schedule 13D is hereby amended as follows:

	  (a) by deleting in its entirety the last paragraph thereof and substituting therefor the following paragraph:

	  None of the persons listed on Schedules I, II-A-i, II-A-ii, II-A-iii or II-B hereto has contributed any funds or other consideration towards the purchase of the Notes, except insofar as they may be partners of any of Goldman Sachs, GS Group or the Limited Partnerships and have made capital contributions to any of Goldman Sachs, GS Group or the Limited Partnerships, as the case may be.

          ; and

          (b) by adding the following paragraphs immediately following the last paragraph thereof:

          By reason of the issuance by the Company on March 31, 1997 of a warrant to purchase 80,000 shares of Common Stock and pursuant to the anti-dilution provisions of the Purchase Agreement, the conversion rate applicable to the Notes held by the Limited Partnerships was adjusted (such adjustment, the "Anti-dilution Adjustment") such that the Notes are convertible into 1,010,101 shares of Common Stock, in the aggregate.

          As of April 7, 1997, Mr. Sanjay H. Patel, a Managing Director of Goldman Sachs, in his capacity as a director of the Company, had received, pursuant to the Company's 1993 Director Stock Option Plan and pursuant to a Directors' Nonqualified Stock Option Agreement entered into between Mr. Patel and the Company (the "Option Agreement") (a copy of which is filed as Exhibit (1) hereto and incorporated herein by reference), the Director Option. The Director Option, which is currently exercisable, entitles Mr. Patel to purchase 1,000 shares of Common Stock, in the aggregate. Mr. Patel has entered into an agreement (the "Patel/GS Group Agreement") with GS Group pursuant to which Mr. Patel has agreed, among other things, that he holds the Director Option, and each share of Common Stock issuable upon the exercise thereof, in trust for the benefit of GS Group. The Patel/GS Group Agreement, a copy of which is filed as Exhibit (2) hereto, is incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 of the Original Schedule 13D is hereby amended as follows:

     (a) by adding the following paragraphs after the first paragraph thereof:

          On March 31, 1997, the Limited Partnerships and the Company entered into an agreement (the "Amendment") which provides, among other things, that in addition to customary anti-dilution provisions, the conversion rate applicable to the conversion of the Notes into Common Stock shall be adjusted if, at the time of a conversion, the average trading price of the Common Stock is below certain levels set forth in the Amendment. The Amendment, a copy of which is filed as Exhibit (3) hereto, is incorporated herein by reference.

          In addition, by reason of the Anti-dilution Adjustment described in Item 3 above, the Notes are currently convertible into 1,010,101 shares of Common Stock, in the aggregate.

     ; and

     (b) by deleting in its entirety clause (i) of the fourth paragraph thereof and substituting therefor the following:

          "(i) incur, create, assume or permit to exist any Indebtedness (as defined in the Purchase Agreement, as amended) which would cause total Indebtedness to exceed $10 million; provided that such $10 million limit is subject to increase or elimination should the Company achieve certain performance target"; and

     (c) by deleting in its entirety the last paragraph thereof and substituting therefor the following paragraph:

          Neither the Filing Persons nor, to the knowledge of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-A-iii or II-B hereto has any present plans or intentions other than those disclosed herein which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Section (a) of Item 5 of the Original Schedule 13D is hereby amended by adding the following paragraphs after the second paragraph thereof:

          As of April 7, 1997, GSCP beneficially owned, and GS Advisors, by reason of the ownership by GSCP of Notes, may be deemed to have beneficially owned, 633,767 shares of Common Stock, GSCP II Offshore beneficially owned, and GS Advisors Cayman, by reason of the ownership by GSCP II Offshore of Notes, may be deemed to have beneficially owned, 251,948 shares of Common
       Stock, GSCP II Germany beneficially owned, and GS oHG, by reason of the ownership by GSCP II Germany of Notes, may be deemed to have beneficially owned, 23,376 shares of Common Stock, Stone Street beneficially owned 60,191 shares of Common Stock, Bridge Street beneficially owned 40,819 shares of Common Stock and Empire Corp., by reason of the ownership of Stone Street and Bridge
       Street of Notes, may be deemed to have beneficially owned 101,010 shares of Common Stock. Based on the foregoing and based on the number of shares of Common
       Stock reported in the Company's Proxy Statement, dated March 27, 1997, as of April 4, 1997, GSCP beneficially owned, and GS Advisors may be deemed to have beneficially owned, approximately 12.8%, GSCP II Offshore beneficially owned, and GS Advisors Cayman may be deemed to have beneficially owned, approximately 5.5%, GSCP II Germany beneficially owned, and GS oHG may be deemed to have beneficially owned, approximately .5%, Stone Street beneficially owned approximately 1.4%, Bridge Street beneficially owned approximately .9% and Empire Corp. may be deemed to have beneficially owned approximately 2.3%, in each case of the outstanding shares of Common Stock. Each of GS Advisors, GS Advisors Cayman, GS oHG and Empire Corp. disclaim beneficial ownership of shares of Common Stock beneficially owned by the Limited Partnership to the extent of partnership interests in the Limited Partnerships held by persons other than GS Advisors, GS Advisors Cayman, GS oHG and Empire Corp., as applicable.

          As of April 7, 1997, (a) Goldman Sachs may be deemed to beneficially own 1,010,101 shares of Common Stock, in the aggregate, by reason of the ownership by the Limited Partnerships of the Notes, which are convertible into 1,010,101 shares of Common Stock, in the aggregate, and
       (b) GS Group may be deemed to own beneficially 1,011,101 shares of Common Stock, in the aggregate, by reason of the ownership by the Limited Partnerships of the Notes and by reason of Mr. Sanjay H. Patel, a director of the Company and a Managing Director of Goldman Sachs, holding for the benefit of GS Group the Director Option, which is currently exercisable and which entitles Mr. Patel to purchase 1,000 shares of Common Stock. Accordingly, Goldman Sachs may be deemed to beneficially own approximately 18.9% of the outstanding shares of Common Stock, and GS Group may be deemed to beneficially own 18.9% of the outstanding shares of Common Stock.
       Goldman Sachs and GS Group each disclaim beneficial ownership of shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates.

     (b) Section (b) of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

          Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person or has the sole power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person, as the case may be, in each case as indicated in pages 2 through 12 of this Amendment No. 1.

     (c) Section (c) of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

          Except for the Anti-dilution Adjustment, there have been no changes in the beneficial ownership of shares of Common Stock held by the Filing Persons. No transactions in the Common Stock were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-1, II-A-ii, II-A-iii or II-B hereto during the sixty days prior to the filing of this Amendment No. 1.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
	  ISSUER

          Item 6 of the Original Schedule 13D is hereby amended as follows:

     (a) by adding immediately prior to the last paragraph thereof the following:

          Agreements Relating To Director Option. Mr. Sanjay H. Patel, a Managing Director of Goldman Sachs who serves as a director of the Company, held as of April 7, 1997 a currently exercisable Director Option, entitling him to purchase 1,000 shares of Common Stock at a purchase price of $11.26 per share, as more fully described in the Option Agreement. In addition, Mr. Patel has entered into the Patel/GS Group Agreement with the GS Group pursuant to which Mr. Patel has agreed (a) that he holds the Director Option, and each share of Common Stock issuable upon exercise thereof, in trust for the benefit of GS Group, and (b) that he will not exercise the Director Option, or transfer, or vote in respect of, any shares of Common Stock issuable upon exercise of the Director Option, in each case except as GS Group may in its sole discretion direct from time to time.

       ; and

     (b) by deleting in its entirety the last paragraph thereof and substituting therefor the following:

          Except as described herein, neither the Filing Persons nor, to the knowledge of the Filing Persons, any of the Persons listed on Schedules I, II-A-i, II-A-ii, II-A-iii or II-B hereto is a party to any contract, arrangement, understanding, relationship with respect to any securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1:  Director's Nonqualified Stock Option
                      Agreement, dated July 19, 1996, between
                      Mr. Sanjay H.  Patel and the Company.

          Exhibit 2: Agreement, dated as of July 19, 1996, by and between Mr. Sanjay H. Patel and GS
                      Group

          Exhibit 3:  Amendment No. 1, dated as of March 31,
                      1997, to the Securities Purchase Agreement between the Company and the Limited
                      Partnerships

                            SIGNATURE
                            ---------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  April 9, 1997    GS CAPITAL PARTNERS II, L.P.

                            By:  GS Advisors, L.P.,
                                 its general partner

                            By:  GS Advisors, Inc.,
                                 its general partner

                            By:  \s\ Richard A. Friedman
                                 -------------------------------
                                 Name:   Richard A. Friedman
                                 Title:  President

                         GS ADVISORS, L.P.

                            By:  GS Advisors, Inc.,
                                 its general partner

                            By:  \s\ Richard A. Friedman
                                 -------------------------------
                                 Name:   Richard A. Friedman
                                 Title:  President

                         GS CAPITAL PARTNERS II OFFSHORE,
                           L.P.

                            By:  GS Advisors II (Cayman), L.P.
                                 its general partner

                            By:  GS Advisors II, Inc.,
                                 its general partner

                            By:  \s\ Richard A. Friedman
                                 -------------------------------
                                 Name:   Richard A. Friedman
                                 Title:  President

                         GS ADVISORS II (CAYMAN), L.P.

                            By:  GS Advisors II, Inc.,
                                 its general partner

                            By:  \s\ Richard A. Friedman
                                 -------------------------------
                                 Name:  Richard A. Friedman
                                 Title:  President

                         GS CAPITAL PARTNERS II (Germany) CIVIL
                           LAW PARTNERSHIP (with limitation of
                           liability)

                              By:  Goldman, Sachs & Co. oHG,
                                   its managing partner

                              By:  Goldman, Sachs & Co.
                                   Finanz GmbH, its managing
                                   partner

                              By:  \s\ Richard A. Friedman
                                   -----------------------------
                                   Name:   Richard A. Friedman
                                   Title:  Attorney-in-fact

                         GOLDMAN, SACHS & CO. oHG

                              By:  Goldman, Sachs & Co.
                                   Finanz GmbH, its managing
                                   partner

                              By:  \s\ Richard A. Friedman
                                   -----------------------------
                                   Name:   Richard A. Friedman
                                   Title:  Attorney-in-fact

                         GOLDMAN, SACHS & CO.

                              By:  \s\ Richard A. Friedman
                                   -----------------------------
                                   Name:   Richard A. Friedman
                                   Title:  Managing Director

                         THE GOLDMAN SACHS GROUP, L.P.

                              By:  The Goldman Sachs
                                     Corporation,
                                   its general partner

                              By:  \s\ Richard A. Friedman
                                   -----------------------------
                                   Name:   Richard A. Friedman
                                   Title:  Executive Vice
                                             President

                         STONE STREET FUND 1996, L.P.

                              By:  Stone Street Empire Corp.,
                                   its general partner

                              By:  \s\ Richard A. Friedman
                                   -----------------------------
                                   Name:   Richard A. Friedman
                                   Title:  Vice President

                         BRIDGE STREET FUND 1996, L.P.

                              By:  Stone Street Empire Corp.,
                                   its managing general
                                   partner

                              By:  \s\ Richard A. Friedman
                                   -----------------------------
                                   Name:   Richard A. Friedman
                                   Title:  Vice President

                         STONE STREET EMPIRE CORP.

                              By:  \s\ Richard A. Friedman
                                   -----------------------------
                                   Name:   Richard A. Friedman
                                   Title:  Vice President


                           SCHEDULE I
                           -----------

          The name of each director and of each member of the executive committee of The Goldman Sachs Corporation and The Goldman, Sachs & Co. L.L.C. and of each member of the executive committee of The Goldman Sachs Group, L.P. and Goldman, Sachs & Co. is set forth below.

          The business address of each person listed below except John A. Thain and John L. Thornton is 85 Broad Street, New York, NY 10004. The business address of John A. Thain and John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is as a managing director of Goldman, Sachs & Co. or another Goldman Sachs operating entity and as a member of the executive committee.


Jon Z. Corzine

Henry M. Paulson, Jr.

Roy J. Zuckerberg

Robert J. Hurst

John A. Thain


John L. Thornton


                         SCHEDULE II-A-i
                         ---------------

     The name, position and present principal occupation of each director and executive officer of GS Advisors, Inc., the sole general partner of GS Advisors, L.P., which is the sole general partner of GS Capital Partners II, L.P., are set forth below.

     The business address for all the executive officers and directors listed below except Henry Cornell is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong.

     All executive officers and directors listed below are United
States citizens.

                                               Present Principal
Name  		        Position               Occupation
-----------------	--------	       -----------------

Richard A. Friedman     Director/President     Managing Director
                                               of Goldman, Sachs
                                               & Co.

Terence M. O'Toole      Director/Vice          Managing Director
                        President              of Goldman, Sachs
                                               & Co.

Carla H. Skodinski      Vice                   Vice President of
                        President/Secretary    Goldman, Sachs &
                                               Co.

Elizabeth S. Cogan      Treasurer              Vice President of
                                               Goldman, Sachs &
                                               Co.

Joseph H. Gleberman     Director/ Vice         Managing Director
                        President              of Goldman, Sachs
                                               & Co.

Henry Cornell           Vice President         Managing Director
                                               of Goldman Sachs
                                               (Asia) L.L.C.

Barry S. Volpert        Director/Vice          Managing Director
                        President              of Goldman, Sachs
                                               & Co.

Eve M. Gerriets         Vice                   Vice President of
                        President/Assistant    Goldman, Sachs &
                        Secretary              Co.

David J. Greenwald      Assistant Secretary    Vice President of
                                               Goldman, Sachs &
                                               Co.

C. Douglas Fuge         Assistant Treasurer    Vice President of
                                               Goldman, Sachs &
                                               Co.

                        SCHEDULE II-A-ii
                        ----------------


     The name, business address, present principal occupation of each director and executive officer of GS Advisors II, Inc., the sole general partner of GS Advisors II (Cayman), L.P., which is the sole general partner of GS Capital Partners II Offshore, L.P., are set forth below.

     The business address for all the executive officers and directors listed below except Henry Cornell is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong.

     All executive officers and directors listed below are United
States citizens.

Name and Business                               Present Principal
Address                 Position                Occupation
-----------------       ----------              -----------------

Richard A. Friedman     Director/President      Managing Director
                                                of Goldman, Sachs
                                                & Co.

Terence M. O'Toole      Director/Vice           Managing Director
                        President               of Goldman, Sachs
                                                & Co.

Carla H. Skodinski      Vice                    Vice President of
                        President/Secretary     Goldman, Sachs &
                                                Co.

Elizabeth S. Cogan      Treasurer               Vice President of
                                                Goldman, Sachs &
                                                Co.

Joseph H. Gleberman     Director/ Vice          Managing Director
                        President               of Goldman, Sachs
                                                & Co.

Henry Cornell           Vice President          Managing Director
                                                of Goldman Sachs
                                                (Asia) L.L.C.

Barry S. Volpert        Director/Vice           Managing Director
                        President               of Goldman, Sachs
                                                & Co.

Eve M. Gerriets         Vice                    Vice President of
                        President/Assistant     Goldman, Sachs &
                        Secretary               Co.

David J. Greenwald      Assistant Secretary     Vice President of
                                                Goldman, Sachs &
                                                Co.

C. Douglas Fuge         Assistant Treasurer     Vice President of
                                                Goldman, Sachs &
                                                Co.

                        SCHEDULE II-A-iii
                        -----------------

     The name, position and present principal occupation of each director and executive officer of Stone Street Empire Corp., the sole general partner of Stone Street Fund 1996, L.P. and the managing general partner of Bridge Street 1996, L.P., are set forth below.

     The business address for each of the executive officers and directors listed below is 85 Broad Street, New York, New York
10004.

     All executive officers and directors listed below are United
States citizens.

                                             Present Principal
Name                    Position             Occupation
-----------------       ----------           ------------------
Friedman, Richard A     Director/Vice        Managing Director
                        President            of Goldman, Sachs &
                                             Co.

Nash, Avi M.            Director/Vice        Managing Director
                        President            of Goldman, Sachs &
                                             Co.

Goldenberg, Jeffrey     Director/Vice        Managing Director
                        President            of Goldman, Sachs &
                                             Co.

McMahon, J. William     Director/Vice        Vice President of
                        President            Goldman, Sachs &
                                             Co.

Singh, Dinakar          Director/Vice        Vice President of
                        President            Goldman, Sachs &
                                             Co.

Kolatch, Jonathan L.    Director/Vice        Managing Director
                        President            of Goldman, Sachs &
                                             Co.

Mehra, Sanjeev K.       Director/Vice        Managing Director
                        President            of Goldman, Sachs &
                                             Co.

Mindich, Eric M.        Director/Vice        Managing Director
                        President/Treasurer  of Goldman, Sachs &
                                             Co.

Sachs, Peter G.         Director/Vice        Limited Partner of
                        President            The Goldman Sachs
                                             Group, L.P.

Fuhrman, Glenn R.       Director/Vice        Vice President of
                        President            Goldman, Sachs &
                                             Co.

Sacerdote, Peter M.     Director/Chairman/   Limited Partner of
                        C.E.O./President     The Goldman Sachs
                                             Group, L.P.

Greenwald, David J.     Vice President       Vice President of
                                             Goldman, Sachs &
                                             Co.

Skodinski, Carla H.     Vice                 Vice President of
                        President/Secretary  Goldman, Sachs &
                                             Co.

Stecher, Esta E.        Vice President       Managing Director
                                             of Goldman, Sachs &
                                             Co.

Yacenda, Richard A.     Vice President       Vice President of
                                             Goldman, Sachs &
                                             Co.

                          SCHEDULE II-B
                          -------------


     The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs &
Co. oHG are set forth below.

     The business address for each of the persons listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

     Of the directors and executive officers listed below, Philip D. Murphy is a United States citizen, Paul M.
Achleitner is a citizen of Austria, and Ernst Tschoeke is a citizen of Germany.


                                           Present Principal
Name                  Position             Occupation
--------------------  -------------        ---------------------
Paul M. Achleitner    Managing Director    Managing Director of
                                           Goldman,
                                           Sachs & Co. oHG

Philip D. Murphy      Managing Director    Managing Director of
                                           Goldman,
                                           Sachs & Co. oHG

Ernst Tschoeke        Managing Director    Director of Goldman,
                                           Sachs & Co. oHG


                          SCHEDULE III
                          ------------
          In settlement of Securities and Exchange Commission Administrative Proceeding File No. 3-7646 In the Matter of the Distribution of Securities Issued by Certain Government Sponsored Enterprises, Goldman, Sachs & Co. (the "Firm"), along with numerous other securities firms, without admitting or denying any of the findings of the Securities and Exchange Commission (the "SEC") consented to the entry of an Order, dated January 16, 1992. The SEC found that the Firm, in connection with its participation in the primary distributions of certain unsecured debt securities issued by Government Sponsored Enterprises ("GSEs"), made and kept certain records that did not accurately reflect the Firm's customers' orders for GSEs' securities and/or offers, purchases or sales by the Firm of the GSEs' securities effected by the Firm in violation of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and 17 C.F.R. Sections 240.17a-3 and 240.17a-4.

          The Firm was ordered to cease and desist from committing or causing future violations of the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by GSEs, pay a civil money penalty to the United States Treasury in the amount of $100,000 and maintain policies and procedures reasonably designed to ensure the Firm's future compliance with the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs.

          In Securities and Exchange Commission Administrative Proceeding File No.3-8282 In the Matter of Goldman, Sachs & Co., the Firm, without admitting or denying any of the SEC's allegations, settled administrative proceedings involving alleged books and records and supervisory violations relating to eleven trades of U.S. Treasury securities in the secondary markets in 1985 and 1986. The SEC alleged that the Firm had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise activities relating to the aforementioned trades in violation of Section 15(b)(4)(E) of the Exchange Act.

          The Firm was ordered to cease and desist from committing or causing any violation of the aforementioned sections of the Exchange Act, pay a civil money penalty to the SEC in the amount of $250,000 and establish policies and procedures reasonably designed to assure compliance with Section
17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.


                        INDEX OF EXHIBITS

Exhibit 1: Director's Nonqualified Stock Option Agreement, dated July 19, 1996, between Mr. Sanjay H. Patel and the Company.

Exhibit 2: Amendment, dated July 19, 1996, Mr. Sanjay H. Patel and GS Group.

Exhibit 3:  Amendment No. 1, dated as of March 31, 1997, to the
	    Securities Purchase Agreement, dated July 19, 1996, between the Company and the Limited Partnerships.